March 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lucas GC Limited
Registration Statement on Form F-1
Filed February 28, 2023
File No. 333-270107

Withdrawal of Acceleration Request - Registration Statement on Form F-1/A (File No. 333-270107)

Ladies and Gentlemen:

As the underwriter of the proposed offering of Lucas GC Ltd. (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated March 31, 2023 for the above-referenced Registration Statement.

Very truly yours,

The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets